China Finance Online Co. Limited

9th Floor of Tower C, Corporate Square
NO.35 Financial Street, Xicheng District
Beijing 100033, China

October 31, 2014

VIA EDGAR AND HAND DELIVERY

Patrick Gilmore, Accounting Branch Chief
Eiko Yaoita Pyles, Staff Accountant

Christine Davis, Assistant Chief Accountant

Ji Shin, Staff Attorney

Maryse Mills-Apenteng, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Finance Online Co. Limited
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed on May 6, 2014
File No. 000-50975

Dear Mr. Gilmore:

China Finance Online Co. Limited (the “Company”, also “we”, “us”, or “our”) hereby provides responses to the comment letter (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 29, 2014, pertaining to the Company’s Form 20-F for the fiscal year ended December 31, 2013 filed on May 6, 2014 (the “2013 Form 20-F”).

The Company will file this response letter addressing the Staff’s comments. We have arranged for hand delivery to you five (5) hard copies of this response letter and its appendix and exhibits. The Company hereby undertakes that it will file an amendment to the 2013 Form 20-F via EDGAR immediately after the Staff’s comments are resolved, or, the Company will incorporate all the proposed changes in response to the Staff’s comments in the Company’s Form 20-F to be filed in the future. The Company also confirms that it understands its obligation to disclose material information about the Company to the public on a timely basis.

Set forth below are the Company’s responses to each of the Staff’s comments contained in the Comment Letter. For convenience, we have reproduced the Staff’s comments in boldface type below and keyed the Company’s responses accordingly.

Item 4. Information on the Company

B. Business overview, page 41

1.	We note that note 24 to the financial statements includes a discussion of the company’s operating segments, including the total revenue attributable to each operating segment. However, the operating segments discussed under note 24 differ from the business sectors discussed under Item 4.B. In your response letter, please explain the reason for this difference. In future filings, please provide a breakdown of your total revenues by category of activity and geographic market for each of the last three fiscal years. You may also provide a cross-reference to such information in your financial statements or notes thereto. Refer to Item 4.B.2 of Form 20-F.

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The Company respectfully advises the Staff that the Company has three operating segments as disclosed under Note 24 of our financial statements: (1) precious metals trading services, (2) online financial information, advisory services and other related services in PRC and (3) Hong Kong brokerage services. A reconciliation table which provides the cross-reference from our business sectors discussed under Item 4.B.2 to the operating segments disclosed under Note 24 of our financial statements is set forth below:

Item 4.B.2 – Our Business Sectors	Note 24 – Segment and Geographic Information
a. Financial information and advisory business	(2) online financial information and advisory service and other related services in the PRC
Individual subscription and securities investment advisory business
Our securities analysis software business
Institutional subscription business
b. Financial services business
Precious metal trading business	(1) precious metals trading services
Hong Kong Securities and Futures contracts brokerage business	(3) Hong Kong brokerage services
Yinglibao	(2) online financial information and advisory service and other related services in the PRC
c. Advertising business

The subsections of “Our Business Sectors” discussed under Item 4.B.2 currently on page 43 of the 2013 Form 20-F will be revised to disclose the Company’s operating segments consistent with the segments disclosed under Note 24 of our financial statements as follows:

a. Online Financial Information, Advisory Business and other related Services in the PRC:

•         Individual Subscription and Securities Investment Advisory Business

•         Institutional Subscription Business

•         Advertising Business

•         Yinglibao

b. Precious Metal Trading Services

c. Hong Kong Brokerage Services

In addition, the Company respectfully advises the Staff that the Company will amend the 2013 Form 20-F to provide a breakdown of the total net revenues by category of activity and geographic market for each of the last three (3) fiscal years currently on page 62 of the 2013 Form 20-F under “ITEM 5. Operating and Financial Review and Prospects” as follows:

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	Years ended December 31, 2013
	PRC	Hong Kong	Total
Precious metals trading services revenues	30,124,245	-	30,124,245
Hong Kong brokerage services revenues	-	3,404,767	3,404,767
Subscription services and other related services revenues	19,209,065	-	19,209,065
Total revenues from external customers	49,333,310	3,404,767	52,738,077

	Years ended December 31, 2012
	PRC	Hong Kong	Total
Hong Kong brokerage services revenues	-	3,817,762	3,817,762
Subscription services and other related services revenues	25,781,724	-	25,781,724
Total revenues from external customers	25,781,724	3,817,762	29,599,486

	Years ended December 31, 2011
	PRC	Hong Kong	Total
Hong Kong brokerage services revenues	-	3,539,664	3,539,664
Subscription services and other related services revenues	49,468,401	-	49,468,401
Total revenues from external customers	49,468,401	3,539,664	53,008,065

2.	Please tell us what consideration was given to providing an organizational chart in which you identify the consolidated entities, the parties to the VIE contracts, the VIE shareholders, and their ownership percentages in the various entities. In this regard, we note that an organizational chart may provide a clearer depiction of your organization and the relationships among entities.

The Company respectfully advises the Staff that it did not provide an organizational chart because making the disclosure in such format because it is impractical due to the Company’s large number of principal subsidiaries and significant PRC-incorporated affiliates. Pursuant to the 2013 Form 20-F, the Company has a total of twenty-eight (28) principal subsidiaries and significant PRC-incorporated affiliates. The Company believes that making the referenced disclosure via an organization chart could cause confusion, and the chart would likely be illegible on standard online web browsers and hard-copy printouts. Therefore, we believe illustrating the referenced disclosure via a tabular format, as currently observed in the 2013 Form 20-F, is a clearer presentation of the Company’s organizational structure, in particular, with respect to the relationships between the Company and its VIEs.

3.	In future filings, please include a narrative discussion of your VIE structure, including a discussion of the material contractual arrangements that govern each of the VIE relationships and the business sector operated through each VIE.

The Company respectfully advises the Staff that the 2013 Form 20-F will be amended to include a narrative discussion of the Company’s VIE structures. In response to the Staff’s comment, the Company proposes to expand the referenced disclosure as follows (the proposed additions are in italics and underlined, the proposed deletions are in stricken through):

•	discussion of the material contractual arrangements that govern each of the VIE relationships

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“PRC regulations currently limit foreign ownership of companies that provide ICP services, which include our business of providing financial information and data to Internet users, not to exceed 50%. We are a Hong Kong company and we conduct our operations solely in China through our wholly owned subsidiaries. We are a foreign enterprise and the wholly owned subsidiaries are all foreign invested enterprises under PRC law and, accordingly, neither we nor our wholly owned subsidiaries are eligible for a license to operate ICP services or provide online advertising services in China. In order to comply with foreign ownership restrictions, we operate our online business in China through CFO Fuhua. We have entered into a series of contractual arrangements with CFO Fuhua and its shareholders, including contracts relating to the leasing of equipment, the licensing of our domain name, the provision of technical support services and strategic consulting and certain shareholder rights and corporate government matters in 2004. ~~Upon the transfer of Jun Ning and Wu Chen’s holdings in CFO Fuhua to Zhiwei Zhao and Jun Wang in November 2006 and October 2007, respectively, Zhiwei Zhao and Jun Wang replaced Jun Ning and Wu Chen, respectively, as a party to each of the contractual arrangements we had entered into with Jun Ning and Wu Chen with respect to their holdings in CFO Fuhua and the operation of CFO Fuhua.~~ CFO Fuhua is a PRC domestic company controlled by Zhiwei Zhao, our chairman and chief executive officer and Jun Wang, our chief financial officer.

In addition, to provide the Company with effective control over and the ability to receive substantially all of the economic benefits of its VIEs, the Company’s wholly owned subsidiaries including CFO Beijing, CFO Software, CFO Zhengyong and CFO Success (collectively, the “WFOEs” and each a “WFOE”) have entered into a series of contractual arrangements with the VIEs, which include CFO Fuhua, CFO Chongzhi, CFO Qicheng and CFO Newrand. Specifically, these contractual arrangements enable us to:

•	have the power to direct the activities that most significantly affect the economic performance of the VIEs and their subsidiaries;

•	receive substantially all of the economic benefits from the VIEs and their subsidiaries in consideration for the services provided by our WFOEs; and

•	have an exclusive option to purchase from each of the shareholders of the VIEs all or part of the VIEs’ equity interest, when and to the extent permitted by PRC law, or request any existing shareholder of VIEs to transfer all or part of the equity interest in the VIEs to another PRC person or entity designated by us at any time in our discretion.

These contractual arrangements are summarized in the following paragraphs.

Exclusive technology consulting and management service agreement. Pursuant to a series of technology support and service agreements, the WFOEs retain the exclusive right to provide the VIEs and their subsidiaries technology support and consulting services and exclusive management consulting service. As a result of these services, the WFOEs are entitled to charge the VIEs and their subsidiaries annual service fees. The principal services agreements that the WFOEs have entered into with the VIEs include:

•	strategic consulting services agreement, pursuant to which the amount of fees to be charged is 30% of each VIE’s income before tax;

•	technical support services agreement, pursuant to which the amount of fees to be charged is 30% of each VIE’s income before tax; and

•	operating support services agreement, pursuant to which the amount of fees to be charged is 40% of each VIE’s income before tax.

Power of Attorney. Pursuant to the power of attorney, each of the shareholders of the VIEs has executed an irrevocable power of attorney assigning the WFOEs or individuals designated by the WFOEs as their attorney-in-fact to vote on their behalf on all matters of the VIEs requiring shareholder approval under PRC laws and regulations and the articles of association of VIEs. The articles of incorporation of the VIEs state that the major rights of the shareholders include the right to appoint directors, the general manager and other senior management members.

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Loan Agreement. We entered into a loan agreement with Zhiwei Zhao effective November 20, 2006 to extend to Mr. Zhao a loan in the amount of $163,000 for the sole purpose of financing his acquisition of the equity interests of CFO Fuhua from ~~Jun Ning~~ one of its two former shareholders (the “Zhao Loan”). The initial term of ~~these~~ the foregoing ~~loans~~ loan is 10 years which may be extended upon the parties’ agreement. Zhiwei Zhao can only repay the ~~loans~~ loan by transferring all of his interest in CFO Fuhua to us or a third party designated by us. If and when Zhiwei Zhao transfers his interest in CFO Fuhua to us or our designee, if the actual transfer price is higher than the principal amount of the ~~loans~~ loan, the amount exceeding the principal amount of the ~~loans~~ loan will be deemed as interest accrued on such ~~loans~~ loan and repaid by Zhiwei Zhao to us. While Hong Kong law limits ~~the~~ maximum interest payment ~~chargeable~~ payable ~~under a loan~~ to 60% of the outstanding principal amount per annum, this limitation would ~~only~~ be relevant only if, ~~at the time of a future transfer to us of the interest in CFO Fuhua held by Zhiwei Zhao,~~ the actual value of CFO Fuhua ~~were to have~~ has increased at an average annual rate greater than 60% at the time Zhiwei Zhao transfers to us his interest in CFO Fuhua.

CFO Fuhua’s assets currently consist primarily of registered capital and licenses to provide Internet content and advertising related services, and its operations are primarily limited to operating our free website and providing advertising related services on behalf of CFO Beijing. Accordingly, we do not believe this limitation will have a material effect on our business and operations, or will result in a material amount being paid to the shareholders of CFO Fuhua if and when they are permitted to transfer their interest in CFO Fuhua to us.

We entered into a loan agreement with Jun Wang in October 2007 to extend to Mr. Wang a loan in the amount of $199,000 for the sole purpose of financing his acquisition of the equity interests of CFO Fuhua from ~~Wu Chen~~ its other former shareholder (together with the Zhao Loan, the “VIE Loans”). Such loan is subject to the same terms and conditions as the loan agreement we entered into with Zhiwei Zhao as discussed above.

Purchase Option Agreement. ~~Pursuant to a purchase option and cooperation agreement, or the purchase option agreement, entered into among us, CFO Beijing, Jun Ning, Wu Chen and CFO Fuhua on May 27, 2004, its subsequent amendments on November 20, 2006 upon the transfer of shares by Jun Ning to Zhiwei Zhao, and a purchase option and cooperation agreement entered into among us, CFO Beijing, Zhiwei Zhao, Jun Wang and CFO Fuhua on October 18, 2007 upon the transfer of shares by Wu Chen to Jun Wang, Zhiwei Zhao and Jun Wang jointly granted us an exclusive option to purchase all or any portion of their equity interest in CFO Fuhua, and CFO Fuhua granted us an exclusive option to purchase all of its assets if and when (1) such purchase is permitted under applicable PRC law and (2) to the extent permitted by law, Zhiwei Zhao and/or Jun Wang ceases to be a director or employee of CFO Fuhua, or either Zhiwei Zhao or Jun Wang desires to transfer his equity interest in CFO Fuhua to a party other than the existing shareholders of CFO Fuhua. We may purchase such interest or assets ourselves or designate another party to purchase such interest or assets.~~ A purchase option agreement was entered into by us, CFO Beijing, CFO Fuhua and the two former shareholders of CFO Fuhua on May 27, 2004. After the two former shareholders of CFO Fuhua completed the transfer of all of their equity interests in CFO Fuhua to Zhiwei Zhao and Jun Wang in 2006 and 2007, respectively, each of Zhiwei Zhao and Jun Wang executed a new purchase option agreement with us, CFO Beijing and CFO Fuhua, replacing the previous purchase option agreement. Pursuant to the current purchase option agreement, each of Zhiwei Zhao and Jun Wang is obligated to sell to us, and we have an exclusive option to or designate another party to purchase from each of them, all or any portion of their equity interest in CFO Fuhua when and to the extent that applicable PRC law permits us to own part or all of the equity interest in CFO Fuhua. In addition, we have an exclusive option to require CFO Fuhua to transfer all of its assets to us or our designee if and when Zhiwei Zhao and/or Jun Wang ceases to be a director or employee of CFO Fuhua, or either Zhiwei Zhao or Jun Wang desires to transfer his equity interest in CFO Fuhua to a party other than the existing shareholders of CFO Fuhua, to the extent permitted by PRC law.

5

The exercise price of the option will equal (i) the total principal amount ~~of the loan lent by us to Zhiwei Zhao and Jun Wang under their loan agreements to purchase their respective equity interest in CFO Fuhua~~ under the VIE Loans, or (ii) the price required by relevant PRC law or government approval authority if such required price is higher than the total principal amount ~~of the loans lent by us to Zhiwei Zhao and Jun Wang~~ under the VIE Loans. We may choose to pay the purchase price ~~payable to Zhiwei Zhao and Jun Wang~~ by canceling our loans to Zhiwei Zhao and Jun Wang.

Following any exercise of the option, the parties will enter into a definitive share or asset purchase agreement and other related transfer documents within 30 days after written notice of exercise is delivered by us. Pursuant to the purchase option agreement, at all times before we or any party designated by us acquire 100% of CFO Fuhua’s ~~shares~~ equity interest or assets, CFO Fuhua may not (1) sell, transfer, assign, dispose of in any manner or create any encumbrance in any form on any of its assets unless such sale, transfer, assignment, disposal or encumbrance is related to the daily operation of CFO Fuhua or has been disclosed to and consented to in writing by us; (2) enter into any transaction which may have a material effect on CFO Fuhua’s assets, liabilities, operations, equity or other legal interest unless such transaction relates to the daily operation of CFO Fuhua or has been disclosed to and consented to in writing by us; or (3) distribute any dividends to its shareholders in any manner~~,~~. In addition, ~~and~~ Zhiwei Zhao and Jun Wang may not cause CFO Fuhua to amend its articles of association to the extent such amendment may have a material effect on CFO Fuhua’s assets, liabilities, operations, equity or other legal interest except for pro rata increases of registered capital required by law.

Voting arrangement. Upon Zhiwei Zhao’s receipt of Jun Ning’s holdings in CFO Fuhua on November 20, 2006, and Jun Wang’s receipt of Wu Chen’s holdings in CFO Fuhua on October 18, 2007, each of Zhiwei Zhao and Jun Wang delivered to us an executed proxy substantially identical to the proxy executed by Jun Ning and Wu Chen, respectively, with respect to their voting rights as shareholders of CFO Fuhua. The foregoing proxy grants us the power to exercise the rights of the shareholders as shareholders of CFO Fuhua, including the right to appoint all of the directors and senior management of CFO Fuhua. In addition, we are entitled to all other voting rights provided to the shareholders of CFO Fuhua, as set forth in its articles of association, to vote on their behalf on all matters, such as matters related to the transfer of their respective equity interests in CFO Fuhua and the distribution of dividends or other proceeds from CFO Fuhua.

Share Pledge Agreement. The share pledge agreement is an agreement which collateralizes equity interests in our VIEs as security interest. Pursuant to a share pledge agreement, dated May 27, 2004, ~~Jun Ning and Wu Chen~~ the two former shareholders of CFO Fuhua ~~have~~ pledged all of their equity interest in CFO Fuhua to CFO Beijing to secure the payment and the performance of all other obligations of CFO Fuhua under the equipment leasing agreement, the technical support agreement and the amended and restated strategic consulting agreement between CFO Beijing and CFO Fuhua. ~~Upon Zhiwei Zhao’s receipt of Jun Ning’s holdings in CFO Fuhua on November 20, 2006, and Jun Wang’s receipt of Wu Chen’s holdings in CFO Fuhua on October 18, 2007, Zhiwei Zhao and Jun Wang replaced Jun Ning and Wu Chen, respectively, as a party to the share pledge agreement.~~

6

In November 2006 and October 2007, the two former shareholders of CFO Fuhua completed the transfer of all of their equity interests in CFO Fuhua to Zhiwei Zhao and Jun Wang, respectively. Under ~~this~~ the new share pledge agreement entered into by and among Zhiwei Zhao, Jun Wang and CFO Beijing, each of Zhiwei Zhao and Jun Wang has agreed not to transfer, assign, pledge or in any other manner dispose of his interest in CFO Fuhua or create any other encumbrance on his interest in CFO Fuhua which may have a material effect on CFO Beijing’s interest without the written consent of CFO Beijing, except for the transfer of their interest in CFO Fuhua to us or a third-party assignee designated by us according to the purchase option agreement.

We entered into contractual arrangements with our affiliates including significant affiliates such as Shenzhen Newrand Securities Advisory and Investment Co., Ltd. (“CFO Newrand”), Shanghai Chongzhi Co., Ltd. (“CFO Chongzhi”), Beijing Chuangying Advisory and Investment Co., Ltd. (“CFO Chuangying”) and Fortune (Beijing) Qicheng Technology Co., Ltd. (“CFO Qicheng”) and their shareholders similar agreements we had entered into with CFO Fuhua and its shareholders. As a result of these contractual arrangements we obtained substantial control and became the primary beneficiary of our PRC-incorporated affiliates and, accordingly, we consolidate the results of operations of our PRC-incorporated affiliates in our financial statements. Samples of the complete set of form VIE agreement are listed as exhibits.

In the opinion of Jincheng Tongda & Neal Law Firm, our PRC legal counsel:

•	the corporate structure of the Company and its subsidiaries and our PRC-incorporated affiliates are in compliance with existing PRC laws and regulations; and

•	the contractual arrangements governing each of our VIE relationships are valid, binding and enforceable under, and do not violate PRC laws or regulations currently in effect.

There are, however, substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the agreements that establish the structure for our operations in China do not comply with PRC regulatory restrictions on foreign investment in our industry, we could be subject to severe penalties. The imposition of any of these penalties could result in a material adverse effect on our ability to conduct our business.”

•	business sector operated through each VIE

In response to the Staff’s comment, the Company proposes to expand the referenced disclosure by adding the following table:

Variable interest entities	Business sector
Beijing Fuhua Innovation Technology Development Co., Ltd.	Subscription services and other related services
Shanghai Chongzhi Co., Ltd.	Subscription services and other related services
Fortune (Beijing) Qicheng Technology Co., Ltd.	Subscription services and other related services
Shenzhen Newrand Securities Advisory and Investment Co., Ltd.	Subscription services and other related services
Shanghai Stockstar Wealth Management Co., Ltd	Precious metals trading services

7

Item 5. Operating and Financial Review and Prospects

B. Liquidity and capital resources, page 74

4.	We note your disclosure that cash transfers from your PRC subsidiary to your subsidiaries outside of China are subject to PRC government control of currency conversion. Please disclose, in future filings, by respective denomination, the amount of cash held inside the PRC and subject to restrictions, and cash held outside of the PRC. For entities within the PRC, please also disclose the amount of cash, by denomination, held by VIEs separately from the amount of cash held by other entities.

In response to the Staff’s comment, the Company proposes to expand the referenced disclosure currently on page 76 of the 2013 Form 20-F as follows (the proposed additions are in italics and underlined):

“Each of our PRC subsidiaries and affiliates may also retain foreign exchange in their current accounts to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure investors that the relevant PRC governmental authorities will not limit or eliminate our ability to purchase and retain foreign currencies in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. Since a significant amount of our future revenues will be in the form of Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies.

A summary table, by respective denomination, is set forth below, including: (1) cash, cash equivalents and restricted cash held inside of the PRC and subject to restrictions; (2) cash, cash equivalents and restricted cash held outside of the PRC; and (3) for entities within the PRC, cash, cash equivalents and restricted cash held by VIEs and VIEs’ subsidiaries, as of December 31, 2012 and 2013, respectively:

	For the year ended December 31,
	2012	2013
Cash, cash equivalents and restricted cash held inside of the PRC and subject to restrictions
Denomination in RMB	$55,629,246	$26,912,315
Denomination in foreign currencies	$424	$480
Cash, cash equivalents and restricted cash held by VIEs and VIEs’ subsidiaries in the PRC
Denomination in RMB	$6,815,785	$19,412,207
Denomination in foreign currencies	—	—
Cash, cash equivalents and restricted cash held outside of the PRC
Denomination in RMB	$67,570	$66,294
Denomination in foreign currencies	$14,083,040	$9,395,807	”

Item 6. Directors, Senior Management and Employees

C. Board practices

Terms of directors and executive officers, page 85

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5.	In future filings, please disclose the date of expiration for each director’s current term of office. Refer to Item 6.C.1 of Form 20-F.

The Company respectfully advises the Staff that the Company will amend the 2013 Form 20-F to disclose the date of expiration for each director’s current term of office. In response to the Staff’s comment, the Company proposes to expand the referenced disclosure as follows (the proposed additions are in italics and underlined, the proposed deletions are in stricken through):

“We have a staggered board, which means ~~certain number~~ a subset of our directors (excluding our chief executive officer), retire at every annual general meeting and the vacancies created by such retirement stand for election. Our chief executive officer will at all times be a director, and will not retire as a director, so long as he remains our chief executive officer. Accordingly, our directors, excluding our chief executive officer, hold office until the second annual meeting of shareholders following their election, or until their successors have been duly elected and qualified. Our board has adopted a policy providing that no director may be nominated for re-election or re-appointment to our board after reaching 70 years of age, unless our board concludes that such person’s continued service as our director is in our best interest. Officers are elected by and serve at the discretion of the board of directors. As of the date on which the statements are made in this annual report, the date of expiration for each director’s current term of office is set forth below:”

Name	Age	Position	Expiration of Term
Zhiwei Zhao	50	Chairman of the Board of Directors and Chief Executive Officer	-
Kheng Nam Lee	66	Director	Date of 2015 annual general meeting
Rongquan Leng	65	Director	Date of 2014 annual general meeting
Neo Chee Beng	53	Director	Date of 2015 annual general meeting
Jun (Jeff) Wang	43	Director and Chief Financial Officer	Date of 2014 annual general meeting

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders, page 88

6.	In future filings, please disclose the number of record holders in the United States. Refer to Item 7.A.2 of Form 20-F.

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The Company respectfully advises the Staff that the Company will amend the 2013 Form 20-F to disclose the number of record holders in the United States. In response to the Staff’s comment, the Company proposes to expand the referenced disclosure as follows (the proposed additions are in italics and underlined):

“A. Major shareholders.

As of December 31, 2013, we had 111,145,633 ordinary shares issued and outstanding, and JP Morgan Chase Bank N.A., as the depository of our ADS facility, was the only record holder of our ordinary shares in the United States, holding approximately 92.48% of our total outstanding ordinary shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the one record holder of our ordinary shares in the United States.

Please refer to Item 6. “Directors, Senior Management and Employees — Share Ownership”.

Item 15. Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 102

7.	We note from your disclosure on page F-13 that the consolidated financial statements of the company has been prepared in accordance with U.S. GAAP. However, you state that your internal control over financial reporting is a process designed “to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting purposes in accordance with IFRS.” Please advise.

The Company respectfully advises the Staff that the referenced disclosures currently on page 102 will be revised to disclose that the consolidated financial statements of the Company are prepared in accordance with U.S. GAAP.

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-8

8.	ASC 810-10-50-5A.d. requires disclosure of qualitative information about the involvement with the VIE. Please revise, in future filings, to describe the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce. Include in your response your proposed revised disclosure.

The Company respectfully refers to the response to the Staff’s comment 9 below.

9.	We note your disclosure on page F-12 of the carrying amounts of total assets and total liabilities of the consolidated VIEs. Please expand your disclosure to present the carrying amounts and classification of the VIEs’ assets on a more disaggregated basis, including the intercompany payable to the WFOEs. We refer you to paragraphs 2AA.d and 3.bb of ASC 810-10-50. Include in your response your proposed revised disclosure.

In response to the Staff’s comment, the Company proposes to revise Note 1 of our financial statements by revising the table setting forth details of the Company’s significant subsidiaries, VIEs and VIEs’ subsidiaries as follows (the proposed additions are in italics and underlined):

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“Details of China Finance Online’s significant subsidiaries, VIEs and VIEs’ subsidiaries as of December 31, 2013 were as follows:

	Place of	Date of	legal
	incorporation or	incorporation or	ownership	Principal
Company name	establishment	acquisition	interest	activity

Subsidiaries:
China Finance Online (Beijing) Co., Ltd. (“CFO Beijing”)	Beijing, PRC	Jul. 9, 1998	100%	N/A
Fortune Software (Beijing) Co., Ltd. (“CFO Software”)	Beijing, PRC	Dec. 7, 2004	100%	N/A
Fortune (Beijing) Success Technology Co., Ltd. (“CFO Success”)	Beijing, PRC	Oct. 16, 2007	100%	N/A
JujinSoftware (Shenzhen) Co., Ltd. (“CFO Jujin”)	Shenzhen, PRC	Mar. 9, 2007	100%	N/A
Shenzhen Genius Information Technology Co., Ltd. (“CFO Genius”)	Shenzhen, PRC	Sep. 21, 2006	100%	Subscription service
Stockstar Information Technology (Shanghai) Co., Ltd. (“CFO Stockstar”)	Shanghai, PRC	Oct. 1, 2006	100%	N/A
Zhengning Information & Technology (Shanghai) Co., Ltd.	Shanghai, PRC	Jan. 31, 2007	100%	N/A
(“CFO Zhengning”)
Zhengyong Information & Technology (Shanghai) Co., Ltd.
(“CFO Zhengyong”)	Shanghai, PRC	Aug. 17, 2008	100%	N/A
iSTAR Financial Holdings Limited(“iSTAR Financial Holdings”)	BVI	Jul. 16, 2007	85%	Investment holdings
iSTAR International Securities Co. Limited(“iSTAR Securities”)	Hong Kong, PRC	Nov. 23, 2007	85%	Brokerage service
iSTAR International Futures Co. Limited(“iSTAR Futures”)	Hong Kong, PRC	Apr. 16, 2008	85%	Brokerage service
iSTAR International Wealth Management Co. Limited	Hong Kong, PRC	Oct. 8, 2008	85%	Securities advising
(“iSTAR Wealth Management”)
iSTAR International Credit Co. Limited (“iSTARCredit”)	HongKong, PRC	Feb. 10, 2012	85%	N/A
Variable interest entities:
Beijing Fuhua Innovation Technology Development Co., Ltd. (“CFO Fuhua”)	Beijing, PRC	Dec. 31, 2000	Nil	Web portal and advertising service
Shanghai Chongzhi Co., Ltd. (“CFO Chongzhi”)	Shanghai, PRC	Jun. 6, 2008	Nil	Subscription service
Beijing Chuangying Securities Advisory and Investment Co., Ltd.
(“CFO Chuanying”)	Beijing, PRC	Jan. 9, 2009	Nil	N/A
Fortune (Beijing) Qicheng Technology Co., Ltd. (“CFO Qicheng”)	Beijing, PRC	Dec. 18, 2009	Nil	N/A
Shenzhen Newrand Securities Advisory and Investment Co., Ltd.	Shenzhen, PRC	Oct. 17, 2008	Nil	Securities investment advising
(“CFO Newrand”)
Shanghai Stockstar Wealth Management Co., Ltd.
(“Stockstar Wealth Management”)	Shanghai, PRC	Apr. 12, 2011	Nil	N/A
Fortune (Beijing) Huiying Investment Consulting Co., Ltd. (“CFO Huiying”)	Beijing, PRC	Dec. 18, 2009	Nil	N/A
Subsidiaries of variable interest entities:
Shanghai Meining Computer Software Co., Ltd. (“CFO Meining”)	Shanghai, PRC	Oct. 1, 2006	Nil	Web portal, advertising, subscription,
				and SMS
Shenzhen Newrand Securities Training Center (“CFO Newrand Training”)	Shenzhen, PRC	Oct. 17, 2008	Nil	Securities investment training
Shanghai Stockstar Securities Advisory and Investment Co., Ltd.	Shanghai, PRC	Nov. 5, 2009	Nil	Securities investment advising
(“CFO Securities Consulting”)
Shenzhen Tahoe Investment and Development Co., Ltd (“CFO Tahoe”)	Shenzhen, PRC	Sep. 30, 2013	Nil	N/A
Sinoinfo (Dalian) Investment Consulting Co., Ltd. (“CFO Sinoinfo”)	Dalian, PRC	Jul. 1, 2013	Nil	Securities investment advising
Shenzhen Shangtong Software Co., Ltd. (“CFO Shenzhen Shangtong”)	Shenzhen, PRC	Sep. 23, 2009	Nil	N/A
Zhengjin (Fujian) Precious Metals Investment Co., Ltd.	Fujian, PRC	Jan. 6, 2013	Nil	Precious metals brokerage
(“CFO Zhengjin Fujian”)
Zhengjin (Shanghai) Precious Metals Investment Co., Ltd.	Shanghai, PRC	Dec. 12, 2013	Nil	Precious metals brokerage
(“CFO Zhengjin Shanghai”)
Zhengjin (Tianjin) Precious Metals Investment Co., Ltd.	Tianjin, PRC	Jul. 23, 2013	Nil	Precious metals brokerage
(“CFO Zhengjin Tianjin”)
Henghui (Tianjin) Precious Metals Investment Co., Ltd.	Tianjin, PRC	Sep. 30, 2013	Nil	Precious metals brokerage”
(“CFO Henghui”)

Also, and in response to the Staff’s comment, the Company proposes to revise the referenced disclosure currently on page F-9 of the 2013 Form 20-F, as follows (the proposed additions are in italics and underlined, the proposed deletions are in stricken through):

“The consolidated financial statements of the Group include the financial statements of the Company and its controlled operating entities, including the subsidiaries and the VIEs and VIEs’ subsidiaries for which the Company is the primary beneficiary. A variable interest entity is the entity in which the Company, through contractual arrangements as the primary beneficiary, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. ~~The following discussion excludes any VIEs of the Company for which the Company is not the primary beneficiary.~~

People’s Republic of China (“PRC”) regulations prohibit or restrict direct foreign ownership of business entities providing certain services in PRC, such as internet content service and securities investment advisory service. In order to comply with these regulations, China Finance Online, through its subsidiaries, entered into contractual arrangements with the Company’s VIEs and their equity owners who are PRC citizens ~~as follows~~.

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The Group made loans to the shareholders of the VIEs solely for the purposes of capitalizing the VIEs.  Pursuant to the loan agreements, these loans can only be repaid by transferring all of their interests in the VIEs to the Group or a third party designated by the Group. The Group has entered into proxy agreements or power of attorney and exclusive equity purchase option agreements with the VIEs and nominee shareholders of the VIEs through the Company’s wholly owned significant subsidiaries including CFO Beijing, CFO Software, CFO Zhengyong and CFO Success (collectively, the “WFOEs” and each a “WFOE”). The foregoing agreements provide the WFOEs the right to direct the activities that most significantly affect the economic performance of the VIEs and to acquire the equity interests in the VIEs when permitted by the PRC laws, respectively. Certain exclusive agreements have been entered into with the VIEs through the WFOEs, which obligate the WFOEs to absorb the majority of the risk of loss from the VIEs’ activities and entitle the WFOEs to receive the majority of their residual returns. In addition, the Group has entered into share pledge agreements for the equity interests in the VIEs held by the shareholders of the VIEs.

Despite the lack of technical majority ownership, the agreements with the VIEs provide the WFOES with effective control over and the ability to receive substantially all of the economic benefits of its VIEs, resembling a parent-subsidiary relationship between the WFOEs and the VIEs. The shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interest in the VIEs to the WFOEs. In addition, through the other exclusive agreements, which consist of strategic consulting services agreement, technical support services agreement and operating support services agreement, the WFOEs demonstrate their ability and intention to continue to exercise the ability to absorb substantially all of the profits and all of the expected losses of the VIEs. The VIEs are subject to operating risks, which determine the variability of the Company’s interest in those entities. Based on these contractual arrangements, the Company consolidates the VIEs as required by SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) Topic 810 (“ASC 810”) because the Company holds all the variable interests of the VIEs through the WFOEs.

~~To provide the Company effective control over and ability to receive substantially all of the economic benefits of its VIEs, the Company’s wholly owned significant subsidiaries including CFO Beijing, CFO Software, CFO Zhengyong and CFO Success (collectively, the “WFOEs” and each a “WFOE”) have entered into a series of contractual arrangements with the VIEs, which include CFO Fuhua, CFO Chongzhi, CFO Qicheng and CFO Newrand.~~ The principal terms of the agreements entered into amongst the VIEs, their respective shareholders and the WFOEs are further described below.”

Further, and in response to the Staff’s comment, the Company proposes to replace the financial statement amounts and balances of the VIEs currently set forth currently on page F-12 of the 2013 Form 20-F in its entirety with the following:

	Years ended December 31,
	2012	2013
Assets
Current assets
Cash and cash equivalents	6,885,845	18,760,701
Consideration receivable	-	13,449,458
Account receivable -others, net	1,175,980	19,406,559
Loan receivable	-	10,333,120
Others	5,258,507	4,477,360
	$13,320,332	$66,427,198
Non-current assets
Property and equipment, net	2,076,428	1,843,201
Acquired intangible assets, net	4,675,237	7,544,762
Guarantee fund deposits	-	6,601,095
Others	19,520,533	30,675,138
Total	$39,592,530	$113,091,394

Third-party liabilities
Current liabilities
Accounts payable	140,641	16,667,516
Accrued expenses and other current liabilities	6,682,192	12,704,555
	$6,822,833	$29,372,071

Non-current liabilities	$2,231,127	$2,519,019

Total	$9,053,960	$31,891,091

Inter-company liabilities	$8,087,893	$39,822,918

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	Year ended December 31,
	2011	2012	2013
Net revenues	$27,837,567	$17,271,563	$58,549,393
Net loss	$(7,573,823)	$(6,948,118)	$(5,469,402)

	Year ended December 31,
	2011	2012	2013
Net cash used in
operating activities	$(11,948,507)	$(13,860,354)	$(14,469,067)
Net cash (used in) provided by
investing activities	(7,726,567)	3,449,449	(9,440,165)
Net cash (used in) provided by
financing activities	(37,146,641)	6,461,007	35,830,988
Effect of exchange rate changes	$895,082	$52,740	$(46,900)

10.	We note that you have concluded that you are the primary beneficiary of the VIEs listed on page F-11. Please tell us why you believe each of the significant control and economic benefits agreements is enforceable under PRC and local law. Please revise your disclosures, in future filings, to address your conclusions regarding the legality and enforceability of the contractual arrangements and your legal structure. Refer to ASC 810-10-50-2AA. As part of your response, please tell us whether you consulted with PRC legal counsel regarding the legality and enforceability of the contractual arrangements and VIE structures. In this regard, we note that you refer on page 51 to the “opinion of legal counsel” without disclosing the substance of the opinion. Include in your response your proposed revised disclosure.

•	Please tell us why you believe each of the significant control and economic benefits agreements is enforceable under PRC and local law

The Company respectfully advises the Staff that the Company has consulted with its PRC legal counsel, Jincheng Tongda & Neal Law Firm (“Jincheng”) regarding the legality and enforceability of the contractual arrangements and VIE structures. The management’s belief that the control and economic benefits agreements for the VIEs are enforceable is based on the opinion of Jincheng, who opined that, subject to the uncertainties and risks disclosed in a risk factor currently on page 24 of the 2013 Form 20-F under the heading, “[w]e primarily rely on contractual arrangements with our significant PRC-incorporated affiliates and their shareholders to maintain control over our China operations indirectly. If the affiliates fail to perform their obligations under these contractual arrangements or PRC laws impair the enforceability of these contracts, our business, financial condition and results of operations may be materially and adversely affected,” the ownership structures of the Company’s VIEs comply with all existing laws, rules and regulations of the PRC.

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Further, the Company is not aware of any existing PRC law, or any regulation of any PRC oversight or regulatory body that suggests that the Company’s VIE arrangements are not in full compliance with PRC law, and the Company has never received any indication to the contrary from any PRC regulatory authorities.

In addition, each of the individuals and entities that is a party to the VIE contractual arrangements has taken all corporate actions required by PRC law to conduct and/or authorize the entering into and execution and delivery of the relevant contracts, and the performance of their respective obligations thereunder.

•	Please revise your disclosures, in future filings, to address your conclusions regarding the legality and enforceability of the contractual arrangements and your legal structure

In response to the Staff’s comment, the Company will amend the 2013 Form 20-F by revising the referenced disclosure currently on page 51 of the 2013 Form 20-F as follows (the proposed additions are in italics and underlined):

“There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure investors that the PRC regulatory authorities will not ultimately take a view that is contrary to the opinion of Jincheng Tongda & Neal Law Firm, our PRC legal counsel. If the PRC government finds that the agreements that establish the structure of our operations in China do not comply with PRC government restrictions on foreign investment in our industry, we could be subject to severe penalties.”

Also, in response to the Staff’s comment, the Company will expand the disclosure currently on page 58 of the 2013 Form 20-F as follows (the proposed additions are in italics and underlined):

“In the opinion of Jincheng Tongda & Neal Law Firm, our PRC legal counsel:

•	the corporate structure of the Company and its subsidiaries and our PRC-incorporated affiliates are in compliance with existing PRC laws and regulations; and

•	the contractual arrangements governing each of our VIE relationships are valid, binding and enforceable under, and do not violate, PRC laws or regulations currently in effect.

There are, however, substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC counsel that if the PRC government finds that the agreements that establish the structure for our operations in China do not comply with PRC regulatory restrictions on foreign investment in our industry, we could be subject to severe penalties. The imposition of any of these penalties could result in a material adverse effect on our ability to conduct our business.”

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Note 5. Consideration Receivable, page F-33

11.	We note that you transferred your equity interest in the Langfang Developer for total consideration of $24.9 million in December 2013, of which $13.4 million is expected to be collected by September 20, 2014. Please tell us the name of the party to whom you transferred the equity interest and whether the party is a related party. We also note that you extended the payment date of the consideration receivable and the maturity date of the loan made to Langfang Developer to September 20, 2014. Please tell us the reason for providing these extensions for both the consideration receivable and the loan. Please also tell us whether the payments have been collected as of the most recent practicable date.

The Company respectfully advises the Staff that Beijing Bluestone Investment Management Co. Limited and Langfang Great Sky Investment Co. Limited are the parties to whom the Company transferred the equity interest in the Langfang Developer (collectively, the “Langfang Transferees”). The Langfang Transferees are not related parties.

In March 2014, in order to enhance our financial returns on cash and to attain security interest for the consideration receivables owed to us by the Langfang Transferees and the loan made to the Langfang Developer, the Company’s board of directors approved an extension for both the consideration receivables and the loan. The consideration receivables owed by the Transferees are secured by one-hundred percent (100%) of the Langfang Developer’s equity interest, while interest from the loan to the Langfang Developer accrues at a monthly interest rate of 1.5%. In September 2014, the Company further extended the consideration receivable and loan receivable by three (3) months in order to provide the Langfang Transferees and the Langfang Developer additional time to satisfy the outstanding payments and to generate additional income through additional interest payments.

As of October 31, 2014, the Company has not yet received from the Langfang Transferees full payment of the consideration receivables, while the Company has received from the Langfang Developer interest payment quarterly. The Company expects to receive full payment on the loan and collect from the Langfang Transferees the remaining consideration receivables by the end of 2014.

Note 19. Income Taxes, page F-49

12.	We note in 2012 the “effect of tax holiday” on your rate reconciliation on page F-53 resulted in additional tax expense. Please explain to us why a tax holiday would result in an increase in tax expense.

The Company respectfully advises the Staff that the additional tax expense for the year ended December 31, 2012 was caused by our operating entities that had preferential tax rates and losses that year. When calculated at twenty-five percent (25%), their losses would result in income tax benefits. So additional income tax expenses should be recorded in the table currently on page F-53 of the 2013 Form 20-F, in order to reconcile with the income tax expense/benefit recognized with their preferential tax rates.

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Part III

Item 19. Exhibits

13.	We note that exhibits 4.4 through 4.10 are the “forms” of each material agreement that the company entered into with its significant VIEs. We further note that the agreements filed were not fully executed forms of such agreements. Please file fully executed versions of the loan agreement, operation agreement, purchase potion and cooperation agreement, share pledge agreement, framework agreement, strategic consulting and service agreement and technical support agreement with each of your VIEs. Alternatively, include with each exhibit a schedule that lists all other similar agreements with each of your VIEs, noting any differences between such agreements and the form of the agreement as filed. We refer you to Instruction 4 to the Exhibits to Form 20-F and Exchange Act Rule 12b-31.

In response to the Staff’s comment, the Company proposes to file each of the fully executed versions of the loan agreement, operation agreement, purchase potion and cooperation agreement, share pledge agreement, framework agreement, strategic consulting and service agreement and technical support agreement with each of the VIEs as an exhibit to the 2013 Form 20-F. The Company also proposes to revise the referenced disclosure currently on page 105 of the 2013 Form 20-F as the following (the proposed additions are in italics and underlined, the proposed deletions are in stricken through):

“~~4.4~~	~~Translation of Form Loan Agreement by and among our wholly owned subsidiary and certain employees of the Company for funding significant VIEs controlled by the Company. (filed as Exhibit 4.4 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 29, 2013, and incorporated herein by reference)~~

~~4.5~~	~~Translation of Form Operation Agreement by and between our wholly owned subsidiary and certain significant VIEs controlled by the Company. (filed as Exhibit 4.5 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 29, 2013, and incorporated herein by reference)~~

~~4.6~~	~~Translation of Form Purchase Option and Cooperation Agreement by and among our wholly owned subsidiary and certain significant VIEs controlled by the Company. (filed as Exhibit 4.6 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 29, 2013, and incorporated herein by reference)~~

~~4.7~~	~~Translation of Form Share Pledge Agreement by and among our wholly owned subsidiary, certain significant VIEs controlled by the Company and certain individual shareholders of the VIEs. (filed as Exhibit 4.7 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 29, 2013, and incorporated herein by reference)~~

~~4.8~~	~~Translation of Form Framework Agreement on Exercising Purchase Option by and among our wholly owned subsidiary, certain significant VIEs controlled by the Company and certain individual shareholders of the VIEs. (filed as Exhibit 4.8 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 29, 2013, and incorporated herein by reference)~~

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~~4.9~~	~~Translation of Form Strategic Consulting and Service Agreement between our wholly owned subsidiary and certain significant VIEs. (filed as Exhibit 4.9 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 29, 2013, and incorporated herein by reference) (filed as Exhibit 4.10 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 29, 2013, and incorporated herein by reference)~~

~~4.10~~	~~Translation of Form Technical Support Agreement between our wholly owned subsidiary and certain significant VIEs (filed as Exhibit 4.10 to the Company’s Report on Form 20-F (File No.000-50975) filed on April 29, 2013, and incorporated herein by reference)~~

4.4	Translation of Loan Agreement by and among our wholly owned subsidiary and certain employees of the Company for funding significant VIEs controlled by the Company.

4.5	Translation of Operation Agreement by and between our wholly owned subsidiary and certain significant VIEs controlled by the Company.

4.6	Translation of Purchase Option and Cooperation Agreement by and among our wholly owned subsidiary and certain significant VIEs controlled by the Company.

4.7	Translation of Share Pledge Agreement by and among our wholly owned subsidiary, certain significant VIEs controlled by the Company and certain individual shareholders of the VIEs.

4.8	Translation of Framework Agreement on Exercising Purchase Option by and among our wholly owned subsidiary, certain significant VIEs controlled by the Company and certain individual shareholders of the VIEs.

4.9	Translation of Strategic Consulting and Service Agreement between our wholly owned subsidiary and certain significant VIEs.

4.10	Translation of Technical Support Agreement between our wholly owned subsidiary and certain significant VIEs”

14.	Please tell us what consideration you gave to filing the agreements that govern the transfer of your equity stake in Langfang Developer. We refer you to Instruction 4(a) to the Exhibits to Form 20-F.

In response to the Staff’s comment, the Company will file the agreements governing the transfer of the Company’s equity in the Langfang Developer as an exhibit to the 2013 Form 20-F.

15.	You indicate in your exhibit index that several of your exhibits are subject to confidential treatment under Rule 83. It appears however that confidential treatment for each such exhibit has expired. Please advise.

Certain terms of the agreements filed as exhibit 4.21, 4.22 and 4.24 in the 2013 Form 20-F were granted confidential treatment by the SEC on August 22, 2011 (CF#26952) and June 18, 2012 (CF#28300). This SEC order granting confidential treatment followed confidential treatment requests filed by the Company with the SEC on May 28, 2010 and April 30 2012, in accordance with Rule 24b-2 of the Securities and Exchange Act of 1934, as amended (“Rule 24b-2”). On April 29, 2013 and in accordance with Rule 24b-2, the Company filed with the SEC confidential treatment requests for certain terms of the agreements filed as exhibit 4.25 to 4.30 in the 2013 Form 20-F. We respectfully request this information continue to be treated as confidential and excluded from our SEC filings, and advise the Staff that we will make appropriate applications under Rule 24b-2 to request for confidential treatment for such information.

17

In responding to the Staff’s comments, the Company acknowledges that:

1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2)	Staff comments or any changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any question regarding this response letter or proposed amendments, please contact me by email at jwang@chinafinanceonline.com.

Sincerely,

/s/ Jeff Wang
Jeff Wang
Chief Financial Officer on behalf of China Finance Online Co. Limited